**Mercedes-Benz Auto Receivables Trust 2021-1**
**Investor Report**
Collection Period Ended      31-May-2025

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 45 | | | |
| Collection Period (from... to) | 1-May-2025 | 31-May-2025 | | |
| Determination Date | 12-Jun-2025 | | | |
| Record Date | 13-Jun-2025 | | | |
| Distribution Date | 16-Jun-2025 | | | |
| Interest Period of the Class A-1 Notes (from... to) | 15-May-2025 | 16-Jun-2025 | Actual/360 Days | 32 |
| Interest Period of the Class A-2, A-3 and A-4 Notes (from... to) | 15-May-2025 | 15-Jun-2025 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 332,500,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2 Notes | 560,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-3 Notes | 560,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-4 Notes | 130,000,000.00 | 114,479,195.28 | 101,450,080.42 | 13,029,114.86 | 100.223960 | 0.780385 |
| **Total Note Balance** | **1,582,500,000.00** | **114,479,195.28** | **101,450,080.42** | **13,029,114.86** | | |
| | | | | | | |
| Overcollateralization | 40,578,961.98 | 40,576,974.05 | 40,576,974.05 | | | |
| Adjusted Pool Balance | 1,623,078,961.98 | 155,056,169.33 | 142,027,054.47 | | | |
| Yield Supplement Overcollateralization Amount | 34,735,936.60 | 2,183,559.95 | 1,953,474.36 | | | |
| **Pool Balance** | **1,657,814,898.58** | **157,239,729.28** | **143,980,528.83** | | | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 40,578,961.98 | 2.50% |
| Target Overcollateralization Amount | 40,576,974.05 | 2.50% |
| Current Overcollateralization Amount | 40,576,974.05 | 2.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.000000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2 Notes | 0.210000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-3 Notes | 0.460000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-4 Notes | 0.730000% | 69,641.51 | 0.535704 | 13,098,756.37 | 100.759664 |
| **Total** | | **$69,641.51** | | **$13,098,756.37** | |

Amounts in USD

| Available Funds | | Distributions | |
|---|---|---|---|
| Principal Collections | 12,780,656.61 | (1) Total Servicing Fee | 131,033.11 |
| Interest Collections | 484,197.80 |    Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 157,715.11 | (2) Total Trustee Fees and any Asset Representations Reviewer | 0.00 |
| Recoveries | 355,475.15 | fees (max. $250,000 p.a.) | |
| Purchase Amounts | 37,100.96 | (3) Interest Distributable Amount Class A Notes | 69,641.51 |
| Advances made by the Servicer | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Investment Earnings | 58,444.72 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| **Available Collections** | **13,873,590.35** | (6) Regular Principal Distributable Amount | 13,029,114.86 |
| Reserve Fund Draw Amount | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| **Available Funds** | **13,873,590.35** | (8) Total Trustee Fees and any Asset Representations Reviewer | 0.00 |
| | | fees [not previously paid under (2)] | |
| | | (9) Excess Collections to Certificateholders | 643,800.87 |
| | | **Total Distribution** | **13,873,590.35** |

## Distribution Detail

| | Due | Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 131,033.11 | 131,033.11 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 69,641.51 | 69,641.51 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4 Notes | 69,641.51 | 69,641.51 | 0.00 |
| | | | |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
| thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount Class A Notes | 69,641.51 | 69,641.51 | 0.00 |
| | | | |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 13,029,114.86 | 13,029,114.86 | 0.00 |
| Aggregate Principal Distributable Amount | 13,029,114.86 | 13,029,114.86 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---|
| Reserve Fund Required Amount | 4,057,697.40 |
| Reserve Fund Amount - Beginning Balance | 4,057,697.40 |
| plus/minus change to meet Reserve Fund Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 13,771.27 |
| minus Net Investment Earnings | 13,771.27 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 4,057,697.40 |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---|
| Net Investment Earnings on the Reserve Fund | 13,771.27 |
| Net Investment Earnings on the Collection Account | 44,673.45 |
| Investment Earnings for the Collection Period | 58,444.72 |

## Notice to Investors

Amounts in USD

## Pool Statistics

| Pool Data | Amount | Number of Receivables |
|---|---:|---:|
| Cutoff Date Pool Balance | 1,657,814,898.58 | 44,343 |
| | | |
| Pool Balance beginning of Collection Period | 157,239,729.28 | 14,068 |
| Principal Collections | 9,673,891.57 | |
| Principal Collections attributable to Full Pay-offs | 3,106,765.04 | |
| Principal Purchase Amounts | 37,068.44 | |
| Principal Gross Losses | 441,475.40 | |
| Pool Balance end of Collection Period | 143,980,528.83 | 13,472 |
| Pool Factor | 8.68% | |

| | As of Cutoff Date | Current |
|---|---:|---:|
| Weighted Average APR | 3.59% | 3.77% |
| Weighted Average Number of Remaining Payments | 55.46 | 17.55 |
| Weighted Average Seasoning (months) | 9.86 | 53.77 |

Amounts in USD

## Delinquency Profile

| Delinquency Profile (1) | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 141,363,327.95 | 13,306 | 98.18% |
| 31-60 Days Delinquent | 1,911,315.60 | 126 | 1.33% |
| 61-90 Days Delinquent | 576,232.25 | 34 | 0.40% |
| 91-120 Days Delinquent | 129,653.03 | 6 | 0.09% |
| Total | 143,980,528.83 | 13,472 | 100.00% |

| | |
|---|---|
| **Delinquency Trigger** | **3.550%** |
| 60+ Delinquency Loans to EOP Aggregate Securitization Value | 0.490% |
| Delinquency Trigger occurred | No |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| | Current | | Cumulative | |
|---|---|---|---|---|
| Losses (1) | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 441,475.40 | 33 | 32,634,069.28 | 1,311 |
| Principal Net Liquidation Proceeds | 156,483.71 | | 13,615,967.14 | |
| Principal Recoveries | 344,478.62 | | 10,119,948.13 | |
| Principal Net Loss / (Gain) | (59,486.93) | | 8,898,154.01 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | |
|---|---|
| Current Collection Period | (0.474%) |
| Prior Collection Period | (1.211%) |
| Second Prior Collection Period | (0.268%) |
| Third Prior Collection Period | (0.300%) |
| Four Month Average | (0.563%) |

| | |
|---|---|
| **Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** | 0.537% |
| **Average Net Loss / (Gain)** | 6,787.30 |

(1) Losses include accounts that have been charged off with a balance remaining of less than $50.  These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.